Exhibit 12.1

Oncothyreon Inc. and Consolidated Subsidiaries

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2008(1)	2007	2006	2005	2004
	(Dollars in thousands)

Earnings before fixed charges:
Income/(loss) from continuing operations before income taxes, minority interest and income/(loss) from equity investees	$7,125	$(20,340)	$(36,856)	$(11,127)	$(9,516)
Add fixed charges	38	29	37	26	23
Add amortization of capitalized interest	—	—	—	—	—
Add distributed income of equity investees	—	—	—	—	—
Subtract capitalized interest	—	—	—	—	—

Income/(loss) before fixed charges	$7,163	$(20,311)	$(36,819)	$(11,101)	$(9,493)

Fixed charges:
Interest expense	$7	$6	$4	$2	$4
Amortization of debt expense	—	—	—	—	—
Estimate of interest expense within rental expense	31	23	33	24	19
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—

Total fixed charges	$38	$29	$37	$26	$23

Deficiency of earnings available to cover fixed charges	—	$(20,340)	$(36,856)	$(11,127)	$(9,516)

(1)	For the year ended December 31, 2008, the ratio of earnings to fixed charges was 188.5.